[redacted]

12013156

AB 3/10

SEC
Mail Processing
Section

FEB 28 2012

Washington, DC
125

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53442

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BLP Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19 Welch Rd
(No. and Street)

Londonderry (City) NH (State) 03053 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Margaret Johns 603 437 0198
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Penchansky & Co, PLLC
(Name – *if individual, state last, first, middle name*)

70 Stark st (Address) Manchester (City) NH (State) 03101 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Margaret Johns, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BLP Advisors, LLC, as of February, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

Member
Title

MISTY HAYWOOD, Notary Public
My Commission Expires September 3, 2013

Misty Haywood.
Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PENCHANSKY & CO. PLLC
CERTIFIED PUBLIC ACCOUNTANTS

BLP ADVISORS, LLC

Financial Statements
December 31, 2011 and 2010

BLP ADVISORS, LLC

Financial Statements
December 31, 2011 and 2010

PENCHANSKY & CO. PLLC
CERTIFIED PUBLIC ACCOUNTANTS

BLP ADVISORS, LLC

Table of Contents

PENCHANSKY & CO. PLLC
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Members of
BLP Advisors, LLC
Londonderry, New Hampshire.

We have audited the accompanying balance sheet of BLP Advisors, LLC (a Delaware Limited Liability Company) as of December 31, 2011 and 2010, and the related statement of income and changes in member's equity and statement of cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BLP Advisors, LLC as of December 31, 2011 and 2010 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Penchansky & Co. PLLC

Penchansky & Co., PLLC
Certified Public Accountants
Manchester, New Hampshire
February 21, 2012

BLP ADVISORS, LLC
Balance Sheets
As of December 31,

	2011	2010
Assets		
Current Assets:		
Cash	$ 25,951	$ 12,630
Prepaid Expenses	4,055	618
Total Current Assets	30,006	13,248
Property and Equipment:		
Website	13,099	13,099
Computer Equipment	15,309	12,650
Software	851	692
Furniture and Fixtures	2,547	2,547
Less: Accumulated Depreciation	(25,558)	(23,433)
Net Property and Equipment	6,248	5,555
Total Assets	**$ 36,254**	**$ 18,803**
Liabilities and Member's Equity		
Liabilities:		
Accrued Expenses	$ 7,477	$ 3,000
Total Liabilities	7,477	3,000
Member's Equity:		
Member's Equity	28,777	15,803
Total Member's Equity	28,777	15,803
Total Liabilities and Shareholders' Equity	**$ 36,254**	**$ 18,803**

See Notes and Independent Auditor's Report

BLP ADVISORS, LLC
Statements of Revenue, Expenses and Changes in Member's Equity
For The Years Ended December 31,

	2011	2010
Revenue:		
Financial Advisory Fees	$ 512,999	$ 3,999
Total Revenue	512,999	3,999
Operating Expenses:		
Resource Partner Payments	461,028	0
Professional Services	11,540	8,173
Travel, Meals and Entertainment	16,189	3,442
Supplies	5,290	1,084
Information Technology	2,936	913
Telephone	1,180	2,405
Licenses and Fees	2,951	2,593
Business Development	2,412	1,346
Depreciation	2,125	2,279
Bank Charges	374	219
Total Operating Expenses	506,025	22,454
Net Income	6,974	(18,455)
Member's Contributions	6,000	11,500
Distributions to Member	0	(5,000)
Member's Equity, Beginning of Year	15,803	27,758
Member's Equity, End of Year	**$ 28,777**	**$ 15,803**

See Notes and Independent Auditor's Report

BLP ADVISORS, LLC
Statements of Cash Flows
For the Years Ended December 31,

	2011	2010
Cash Flows from Operating Activities:		
Net Income (Loss)	$ 6,974	$ (18,455)
Adjustments to reconcile Net Income (Loss) to Net Cash Provided (Used) by Operating Activities:		
Depreciation and Amortization Expense	2,125	2,279
(Increase) Decrease in Prepaid Expenses	(3,437)	3,403
Increase (Decrease) in Accrued Expenses	4,477	(1,655)
Total Adjustments	3,165	4,027
Net Cash Provided (Used) by Operating Activities	10,139	(14,428)
Cash Flows from Investing Activities:		
Proceeds from the Sale of Property	0	531
Payments for the Purchase of Property	(2,818)	0
Net Cash Provided (Used) by Investing Activities	(2,818)	531
Cash Flows from Financing Activities:		
Contributions Received From Member	6,000	11,500
Distributions Paid to Member	0	(5,000)
Net Cash Provided (Used) by Financing Activities	6,000	6,500
Net Increase (Decrease) in Cash and Cash Equivalents	13,321	(7,397)
Cash and Cash Equivalents, Beginning of Year	12,630	20,027
Cash and Cash Equivalents, End of Year	**$ 25,951**	**$ 12,630**

See Notes and Independent Auditor's Report

BLP ADVISORS, LLC
Notes to the Financial Statements
December 31, 2011 and 2010

NOTE 1 – General:

BLP Advisors, LLC (the "Company") is a Limited Liability Company formed in the State of Delaware in 2001 and is taxed as a sole proprietorship (see Note No. 3). On May 1, 2009 BlueLake Partners, LLC filed a certificate of amendment with the State of Delaware to change the company name to BLP Advisors, LLC. The Company operates as a provider of corporate advisory services. The Company's offices are located in Londonderry, New Hampshire.

NOTE 2 - Summary of Significant Accounting Policies:

A. Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting. Under that basis, revenues are recognized when earned, and expenses are recognized when the obligation is incurred.

B. Estimates and Assumptions

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.

C. Accounts Receivable

Accounts receivable are reported at net realizable value. Net realizable value is equal to the gross amount of accounts receivable less an estimated allowance for un-collectible accounts. Historically, the Company has not experienced material write-offs, and therefore, has not established an allowance account.

D. Depreciation

The Company's assets are recorded at historical cost and depreciated for book purposes over the following useful lives:

	Years
Computer Equipment and Software	3-5
Furniture and Fixtures	7

-Continued on Next Page-

NOTE 2 - Summary of Significant Accounting Policies – continued:

E. Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with maturity of three months or less to be cash equivalents. At December 31, 2011 and 2010 the Company had no cash equivalents.

F. Advertising

The Company follows the policy of charging the costs of advertising to expense as they are incurred. Advertising expense was $0 for the years ended December 31, 2011 and 2010.

NOTE 3 – Income Tax Matters:

The Company is a Limited Liability Company (LLC), which operates as a proprietorship for federal and state income purposes. Since a proprietorship is not a federally taxable entity, no federal income tax expense has been recorded in these financial statements. The Company, however, is still liable for state taxes. The Company has adopted FASB ASC 740-10-25, "Accounting for Uncertainty in Income Taxes". There was no impact to the Company's financial statements as a result of the implementation of FASB ASC 740-10-25.

NOTE 4 - Concentration of Credit Risk:

Cash includes cash on hand and deposits held in commercial bank accounts. Cash in these accounts at times exceeded the insured limit set by the Federal Deposit Insurance Corporation ("FDIC"). The Company's management believes this risk is minimal.

NOTE 5 – Subsequent Events:

Subsequent events have been evaluated thru February 21, 2012, which is the date the financial statements were available to be issued.

PENCHANSKY & CO. PLLC
CERTIFIED PUBLIC ACCOUNTANTS

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Members of
BLP Advisors, LLC
Londonderry, New Hampshire.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by BLP Advisors, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating BLP Advisors, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). BLP Advisors, LLC's management is responsible for the BLP Advisors LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 21, 2012

Very truly yours,

Penchansky + C. PLLC

Penchansky & Co. PLLC
Certified Public Accountants
Manchester, New Hampshire